[CERES LETTERHEAD]

December 10, 2015

VIA EDGAR

John Dana Brown

Attorney-Advisor

Office of Transportation and Leisure

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ceres, Inc.
Registration Statement on Form S-1
Filed September 1, 2015
File No. 333-206718

Dear Mr. Brown:

Reference is made to our letter filed as correspondence via EDGAR on December 8, 2015, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for December 10, 2015, at 5:00 p.m., Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”). We hereby formally withdraw such request for acceleration of the effective date.

In accordance with Rule 461 under the Securities Act, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective December 14, 2015, at 5:00 p.m. Eastern Time or as soon thereafter as practicable. Please call Robert Evans at (212) 848-8830 to provide notice of effectiveness.

In connection with this request for effectiveness, Ceres, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ceres, Inc.

By:	/s/ Paul Kuc
Paul Kuc
Chief Financial Officer

cc:	Julie Griffith, Esq., United States Securities and Exchange Commission
Robert Evans III, Esq., Shearman & Sterling LLP